

September 7, 2012

Via E-mail
Mr. Dale A. Thatcher
Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, NJ 07890

> **Re:** **Selective Insurance Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-33067**

Dear Mr. Thatcher:

We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 6. Stockholders' Equity and Comprehensive Income (Loss), page 115 and
Note 21. Statutory Financial Information, page 144

1. Please address the following by providing proposed disclosure to be included in future periodic reports:

- With respect to your dividend restrictions, please revise to comply with Rule 4-08(e)(1) of Regulation S-X to disclose the amount of consolidated retained earnings of Selective Insurance Group, Inc. that is restricted or free of restrictions for the payment of dividends to stockholders.
- Please disclose the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year which may not be transferred to Selective Insurance Group, Inc. Refer to rule 4-08(e)(3)(ii) of Regulation S-X.

- We note that you provided certain data that complies with ASC 944-505-50-1a and b. Please revise to remove reference to this data as unaudited or based on unaudited statutory financial statements as it is required by GAAP. Please also consider making similar revision elsewhere in the filing such as your disclosure under insurance regulation - IRIS, RBC, and the Model Audit Rule on page 20.
- Please revise your disclosure to include the amount of statutory net income or loss for each period as required by rule 7.03(a)(23)(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant